UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


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                                   	     :
          In the Matter of             	     :
                                             :  CERTIFICATE PURSUANT
     ENTERGY MISSISSIPPI, INC.               :		   TO
                                   	     : 		 RULE 24
          File No. 70-9757                   :
                                   	     :
 (Public Utility Holding Company Act of 1935):
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           This  is  to  certify, pursuant to Rule 24  under  the
Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Mississippi, Inc. (the "Company") in its Application-Declaration
on Form U-1, as amended, in the above file (the "Application-Declaration"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the
Application-Declaration  and  pursuant  to  the  orders  of   the
Securities and Exchange Commission with respect thereto dated December 26, 2000 (Release No. 35-27317) and October 1, 2002 (Release No. 35-27572).

           On October 22, 2002, the Company issued and sold, by negotiated public offering, to Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., Salomon Smith Barney Inc., and Wachovia Securities, Inc., as underwriters, pursuant to the Underwriting Agreement dated October 16, 2002 (the "Underwriting Agreement"), among said underwriters and the Company, $75 million in aggregate principal amount of the Company's First Mortgage Bonds, 6% Series due November 1, 2032 (the "Bonds"), issued pursuant to the Seventeenth Supplemental Indenture dated as of October 1, 2002 (the "Seventeenth Supplemental Indenture"), between the Company and The Bank of New York and Stephen J. Giurlando, as Trustees, under the Company's Mortgage and Deed of Trust, as supplemented, which Seventeenth Supplemental Indenture established the terms of the Bonds.

          Attached hereto and incorporated by reference are:

          Exhibit A-2(b)  -   Conformed  copy of the  Seventeenth
                              Supplemental Indenture.

          Exhibit A-4(b)  -   Conformed copy of the Bonds.

          Exhibit B-2(b)  -   Conformed  copy of the Underwriting
                              Agreement.

          Exhibit C-1(b)  -   Copy  of  the  Prospectus  used  in
                              connection  with the  sale  of  the
                              Bonds    (previously    filed    in
                              Registration   No.  333-53554   and
                              incorporated herein by reference).

          Exhibit F-1(b)  -   Post-effective  opinion   of   Wise
                              Carter     Child     &     Caraway,
                              Professional  Association,  counsel
                              for the Company.

          Exhibit F-2(b)  -   Post-effective  opinion  of  Thelen
                              Reid & Priest LLP, counsel for  the
                              Company.

           IN WITNESS WHEREOF, Entergy Mississippi, Inc. has caused this certificate to be executed this 31st day of October, 2002.


                                 ENTERGY MISSISSIPPI, INC.



                                 By:     /s/ Steven C. McNeal
                                           Steven C. McNeal
                                          Vice President and
                                               Treasurer